Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor		Predecessor
				Year Ended December 31,
	Year Ended December 31,	November 4, 2006 through December 31,	January 1, 2006 through November 3,
	2007	2006	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$(124,510)	$(50,313)	$(57,456)	$15,548	$8,502	$(2,277)
Plus: Fixed charges	88,558	8,853	36,106	29,452	7,474	5,579
Less: Interest expense capitalized	(160)	(36)	(85)	(193)	—	—
Less: Minority interests in pretax income from continuing operations with no incurred fixed charges	(415)	(39)	(158)	(140)	(95)	—
Earnings (loss)from continuing operations, adjusted	$(36,527)	$(41,535)	$(21,593)	$44,667	$15,881	$3,302

Fixed Charges:

Interest expensed and capitalized	$87,108	$8,647	$35,247	$28,702	$7,068	$5,287

Estimated interest within rental expense	1,450	206	859	750	406	292

Total fixed charges	$88,558	$8,853	$36,106	$29,452	$7,474	$5,579

Ratio of earnings to fixed charges	—	—	—	1.52	2.12	—

Shortfall	(125,085)	(50,388)	(57,699)	—	—	(2,277)